Second Quaterly Report Ending November 30, 2007

Financial Statements

Neptune Technologies & Bioressources inc.
Consolidated Balance Sheet

	Unaudited	Audited
November 30, 2007 and May 31, 2007	November 30,	May 31,
	2007	2007

ASSETS
Current assets
Cash and cash equivalents	$1,026,695	$659,354
Short term deposits (3.55%)	2,614,897	2,750,323
Accounts receivable	2,803,015	3,067,381
Tax credits receivable	161,864	100,858
Inventories	2,797,361	2,115,652
Prepaid expenses	52,520	53,039
	9,456,352	8,746,607
Property, plant and equipment	4,101,015	4,310,360
Intangible assets	698,440	560,620
Other assets	10,072	18,385
	$14,265,879	$13,635,972

LIABILITIES
Current liabilities
Bank loan	$400,000	$210,000
Accounts payable and accrued liabilities
Company controlled by an officer and director	51,337	46,134
Other	1,329,530	1,432,785
Current portion of long-term debt	943,199	942,969
	2,724,066	2,631,888
Advance Payments (note 4)	818,210	-
Long-term debt (note 6)	2,846,535	3,295,312
	6,388,811	5,927,200

SHAREHOLDERS EQUITY
Capital stock and warrants (Note 7)	24,600,819	23,182,472
Contributed surplus	4,339,145	2,974,533
Deficit	(21,062,897)	(18,448,233)
	7,877,068	7,708,772
	$14,265,879	$13,635,972

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources inc.
(unaudited)

Consolidated Statements of Deficit
Periods ended November 30, 2007 and 2006
	2007	2006	2007	2006
	(3 months)	(3 months)	(6 months)	(6 months)
Balance, beginning of period	$(19,499,600)	$(15,523,369)	$(18,448,233)	$(15,237,262)
Net loss	(1,563,297)	(448,606)	(2,614,664)	(734,713)
Share issue expenses	-	(343,688)	-	(343,688)
Balance, end of period	$(21,062,897)	$(16,315,663)	$(21,062,897)	$(16,315,663)

Consolidated Statements of Contributed Surplus
Periods ended November 30, 2007 and 2006
	2007	2006	2007	2006
	(3 months)	(3 months)	(6 months)	(6 months)
Balance, beginning of period	$3,892,877	$1,506,257	$2,974,533	$1,172,116
Exercised options	(751,188)	-	(906,356)	-
Stock-based compensation – employees	1,040,314	371,848	(2,040,115)	678,376
Stock-based compensation – non-employees	157,141	357,731	230,853	385,344
Balance, end of period	$4,339,145	$2.235,836	$4,339,145	$2,235,836

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources inc.
Consolidated Statements of Earnings
(unaudited)

Periods ended November 30, 2007 and 2006
	2007	2006	2007	2006
	(3 months)	(3 months)	(6 months)	(6 months)
Sales	$2,168,809	$1,947,595	$4,254,145	$3,499,084
Cost of sales and operating expenses (excluding amortization
and stock based compensation)	2,019,915	1,311,173	3,693,752	2,505,400
Stock options based compensation	1,197,455	729,579	2,270,968	1,063,720
Research and development expenses	96,747	93,112	201,432	150,010
Financial expenses	133,931	153,389	267,817	283,141
Amortization	145,083	159,808	290,768	311,603
	3,593,131	2,447,061	6,724,737	4,313,874
Loss before the undernoted	(1,424,323)	(499,466)	(2,470,593)	(814,790)
Interest income	17,674	2,642	42,783	4,869
Foreign exchange gain (loss)	(156,648)	48,218	(186,854)	75,208
Net loss	$(1,563,297)	$(448,606)	$(2,614,664)	$(734,713)

Basic and diluted loss per share	$(0.042)	$(0.013)	$(0.071)	$(0.021)

Weighted average number of shares outstanding	37,171,235	34,520,703	37,029,860	34,520,703

See acompanying notes to unaudited consolidated financial statements

Neptune Technologies & Bioressources inc.
Consolidated Statements of Cash Flows
(unaudited)

Periods ended November 30, 2007 and 2006
	2007	2006	2007	2006
	(3 months)	(3 months)	(6 months)	(6 months)
OPERATING ACTIVITIES
Net loss	$ (1,563,297)	$ (448,606)	$ (2,614,664)	$ (734,713)
Non-cash items
Property, plant and equipment amortization	142,155	157,566	284,912	307,118
Intangible assets amortization	2,928	2,242	5,856	4,485
Deferred financing cost amortization	4,156	1,806	8,312	5,962
Capitalized interest in long term debt	-	11,552	-	-
Stock-based compensation - employees	1,040,314	371,848	2,040,115	678,376
Stock-based compensation - non-employees	157,141	357,731	230,853	385,344
Changes in working capital items (Note 5)	385,853	(964,262)	(575,882)	(1,949,801)
Cash flow from operating activities	169,250	(510,123)	(620,498)	(1,303,229)

INVESTING ACTIVITIES
Addition to property, plant and equipment	(34,703)	(902,806)	(75,567)	(910,860)
Addition to intangible assets	(119,637)	(21,002)	(143,676)	(23,919)
Decrease (increase) in short term deposits	(266,373)	(3,550,000)	211,307	(3,550,000)
Increase (decrease) in other assets	-	100,000	(75,881)	(100,000)
Cash flows from investing activities	(420,713)	(4,373,808)	(83,817)	(4,384,779)

FINANCING ACTIVITIES
Increase (decrease) in bank loan	400,000	(110,000)	190,000	(40,000)
Increase in long-term debt	-	855,000	-	855,000
Repayment of long-term debt	(220,422)	(212,135)	(448,547)	(212,135)
Issue of share capital	-	4,500,000	-	4,500,000
Advanced payments	99,860	-	818,210	-
Issue of share capital on exercice of options and warrants	312,056	(50,136)	511,993	98,258
Share issue expenses	-	(343,688)	-	(343,688)
Cash flows from financing activities	591,494	4,639,041	1,071,656	4,857,435

Net increase (decrease) in cash and cash equivalents	(340,031)	(244,890)	367,341	(830,573)
Cash and cash equivalents, at the beginning	(686,664)	290,218	659,354	875,901

Neptune Technologies & Bioressources inc.

Notes to Consolidated Financial Statements
(unaudited)

Periods ended November 30, 2007 and 2006

1 - BASIS OF PRESENTATION

The interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc. (the “Company”), considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest Annual Report. The interim unaudited consolidated financial statements have been prepared using the same accounting policies as described in the latest Annual Report.

2 - CHANGES TO ACCOUNTING POLICIES

Effective June 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. The significant changes related to these new accounting standards are as follows:

a) Comprehensive income:

CICA Handbook Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. No adjustments were required as a result of the application of this section for the six-month period ended November 30, 2007.

b) Financial assets and financial liabilities, and Hedges:

CICA Handbook Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and must be classified against the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in financial expenses. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost in the case of financial assets that do not have a quoted market price in an active market and changes in fair value are recorded in comprehensive income.

The Company classified its cash and cash equivalents and its short terms deposits as financial assets held-for-trading. Accounts receivable and the subordinated loan to an affiliated company and interest receivable are classified as loans and receivables. Accounts payable and accrued liabilities and tax credits receivable are classified as other financial liabilities.

CICA Handbook Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedges accounting sould be performed under permitted hedging strategies and required disclosures.

The adoption of these new sections had no impact on the consolidated financial statements for the six-month period ended November 30, 2007.

3 - RELATED PARTY TRANSACTION

The Company entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual instalments equal to 1% of net annual sales, for an unlimited period. The amount paid cannot exceed net earnings before interest, taxes and amortization. For the period ended November 30, 2007, total royalties amount to $42,541 ($81,206 in 2007). As of November 30, 2007, the balance due to this shareholder under this agreement amounts to $51,337 ($46,134 as of May 31, 2007). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

4 - PARTNERSHIPS AND COLLABORATIONS AGREEMENTS

During the first quarter, the company collected $718,350 first of many amounts scheduled  under the terms of a partnership agreement entered in June 2007. This amount is recorded under advanced payment. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune krill oil (“NKO™”) in a dietary matrix. The initial payment is reimbursable only if the parties fails to meet certain common research objectives and milestones within the development process prior to the release of the products on the market.

During the 2nd quarter, the company collected $99,860 under the terms of a collaboration agreement for a clinical study concluded in May 2007. This amount is recorded under advanced payments. The agreement foresees the Company’s commitment to implement a research project on the effects of Neptune krill oil and Neptune phospholipid concentrates on certain neuro-degenerative health conditions. This amount is uniquely reimbursable if a license or a license option is signed by Neptune concerning the use of the clinical study’s results with a third party other than the one currently involved in the agreement.

For the six month period ended November 30, 2007, no revenues were recognized relatively to these two agreements.

5 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Net changes in working capital items are detailed as follows:
				Three months ended		Six months ended
				November 30		November 30
			2007	2006	2007	2006

Accounts receivable			$ 971,389	$ (446,971)	$ 264,366	$ (796,946)
Tax credits receivable			(23,160)	(16,292)	(61,006)	(36,880)
Inventories			151,195	(727,985)	(681,709)	(1,237,312)
Prepaid expenses			11,192	(29,618)	519	(6,853)
Accounts payable and accrued liabilities			(724,763)	256,604	(98,052)	128,190
			$ 385,853	$ (964,262)	$ (575,882)	$ (1,949,801)

6 - LONG-TERM DEBT
					November 30	May 31
					2007	2007

Mortgage loan, $1,200,000 par value, secured by processing and laboratory equipment having an amortized cost of $2,259,299 as of November 30, 2007, prime rate plus 6.75% (15% as of November 30, 14.75% as of May 31, 2007), payable in monthly principal instalments of $26,650, maturing in February 2010

					$ 720,250	$ 880,150

Mortgage loan, $980,000 par value less the net value of series "E" warrants, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate 14.11% as of November 30, 2007, and 13.55% as of May 31, 2007), payable in 60 monthly principal instalments of $16,333, maturing in September 2011					723,524	818,298

Mortgage loan, $1,500,000 par value less the net value of the issued shares, secured by the universality of property, weekly variable interest rate determined by the lender plus 3% (effective rate 12.25% as of November 30 and 11.92% as of May 31, 2007), payable in 60 monthly principal instalments of $25,000, maturing in September 2011					1,096,125	1,238,006

Mortgage loan, $855,000 par value, secured by the plant, payable in 10 years, fixed interest rate of 7.77% (on 10 yrs), payable in the first 10 years until 2017 in monthly principal of $8,058. Balance to be renegociated in 10 yrs capital instalments of $25,000, maturing in September 2011					820,967	836,813

Secondary mortgage loan, following plant acquisition, $399,750 par value, representing the balance of sale, secured by the plant, fixed interest rate of 10.25%, payable in 5 years, monthly principal instalments of $8,501.					329,095	357,265

Obligations under capital leases, interest rates varying from 0.00% to 15.46%, payable in average monthly instalments of $2,108 ($2,261 in 2007), maturing at different dates until November 2010					47,273	55,249

Refundable contribution obtained from a Federal subsidy program available for small and medium enterprises, without pledge or interest, payable in 8 consecutive biannual instalments 2 years after the project ends.					52,500	52,500

					3,789,734	4,238,281

Current portion of long-term debt					943,199	942,969
					$ 2,846,535	$ 2,946,263

Under these mortgage loans, the company is required to maintain certain financial ratios.

7 - CAPITAL STOCK AND WARRANTS
					November 30	May 31
					2007	2007

Issued and fully paid
37,330,172	common shares (36 729 547 as of May 31, 2007)				$ 24,537,994	$ 23,119,647
31,618	warrants				62,825	62,825
					$ 24,600,819	$ 23,182,472

					Number of
					shares	Consideration

Common Shares
Balance as of May 31, 2005					25,594,805	$ 10,656,737
Issued following the conversion of debentures					3,800,000	3,881,512
Issued for cash					600,000	600,000
Issued as settlement of expenses					288,188	288,188
Issued following the exercise of stock options					733,375	416,499
Issued following the exercise of warrants					3,275,922	1,159,073
Balance as of May 31, 2006					34,292,290	17,002,009
Issued following private placement					1,500,000	4,500,000
Issued following the exercise of stock options					881,875	1,313,757
Issued following the exercise of warrants					55,382	303,881
Balance as of May 31, 2007					36,729,547	23,119,647
Issued following the exercise of stock options					600,625	1,418,348
Balance as of November 30, 2007					37,330,172	$ 24,537,994

8 - STOCK-BASED COMPENSATION PLAN

The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants.

On October 3rd 2007, the Company revised the exercise price of stock options outstanding granted to employees (non-officers) between May 1st, 2007 and June 6, 2007 at a price of $5.50 per share in accordance with CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payment. The modification of the exercice price of the options has been treated as if it were an exchange of the original award for a new award. This modification resulted in an additional expense of $44,303. From this amount, $34,809 has been recorded as an expense in the earnings of the quarter ended November 30, 2007. The remaining $9,494 will be amortized over the remaining periods when the rights will be acquired by non-officers employees.

Activities within the plan are detailed as follows:
			November 30, 2007		May 31, 2007
				Weighted		Weighted
				average		average
			Number of	exercise	Number of	exercise
			options	price	options	price
				$		$
Options outstanding, beginning of year (a)			4,970,000	2.40	3,703,875	0.45
Granted			460,000	6.55	2,597,500	4.89
Exercised			(600,625)	0.85	(881,875)	0.32
Cancelled			(85,250)	2.64	(449,500)	2.84
Options oustanding, 6 months period
ended November 30, 2007			4,744,125	3.00	4,970,000	2.58
Exercisable options, 6 months period
ended November 30, 2007			2,307,050	1.91	1,618,375	0.84

(a): The 4,970,000 options outstanding at the beginning of the year includes 485,000 stock options that underwent a revision in their exercise price from $7.25 on May 31st 2007 to $5.50 on October 3rd 2007.

						November 30, 2007
		Options outstanding			Exercisable options
		Weighted	Weighted	Number	Number	Weighted
		average	remaining	of options	of options	average
		exercise	contractual	outstanding	exercisable	exercise
		price	life			price
			outstanding
		$				$
0.25		0.25	2.12	1,612,125	1,108,625	0.25
0.75 to 1.00		0.99	3.03	467,000	346,500	0.99
2.60 to 3.00		2.63	3.53	890,000	405,250	2.63
3.50		3.50	3.88	40,000	40,000	3.50
4.25 to 4.50		4.25	4.12	20,000	3,000	4.25
5.50 to 5.75		5.81	1.58	1,005,000	224,000	5.59
7.25 à 7.50		7.30	4.27	585,000	179,675	7.30
8.50		8.50	4.42	125,000	-	-

		3.08	2.71	4,744,125	2,307,050	1.91

9 - SEGMENT DISCLOSURES

Descriptive information on the Company's reportable segments

The Company has only one reportable operating segment: processing and commercializing products derived from marine biomasses.

Geographic information

All the Company's assets are located in Canada.

The Company sales are attributed based on the customer's area of residency:
				Three month ended		Six month ended
				November 30,		November 30,
			2007	2006	2007	2006

Canada			$ 214,523	$ 205,273	$ 244,083	$ 224,640
United States			1,138,609	1,158,363	2,276,664	2,122,550
Europe			339,887	503,618	792,000	994,597
Asia / Oceania			475,789	80,342	941,397	157,298
			$ 2,168,809	$ 1,947,596	$ 4,254,145	$ 3,499,085

Information about major customers

During the six month period ended November 30 2007, the Company realized sales amounting to $1,701,230 from four costumers ($1,453,805 from five costumers in 2007).

10 - CORRESPONDING CONSOLIDATED FINANCIAL STATEMENTS

Some comparative figures have been reclassified to conform with the presentation adopted in this period.